Exhibit (a)(5)(o)

May 16, 2010

Dear OSI Employee,

I am writing to tell you how excited I am about today’s announcement that Astellas Pharma Inc. and OSI Pharmaceuticals, Inc. have reached an agreement to combine the two companies and work together on a shared mission to provide innovative new medicines to patients around the world.

OSI is a company with outstanding talent in oncology and diabetes that Astellas will be honored to work with towards a shared goal of improving the health of people around the world through the provision of innovative and reliable pharmaceutical products. We have great respect for you and the company you are part of and we expect to integrate the strengths of OSI into Astellas’ operations, as we have done on previous occasions.

This merger is about the combined growth that will come from a broader portfolio of products. Adding Astellas’ strong organization and experience in the development and sales of new products to the high quality research and development capabilities of both companies will enable the combined company to develop more products and bring them to market with greater speed and efficiency.

Thanks to your knowledge and expertise, OSI is a great strategic fit for Astellas. The combination with OSI provides Astellas with an expanded product portfolio in addition to a top-tier oncology platform in the U.S., a high priority therapeutic area for us. Today’s agreement supports Astellas’ stated growth strategy of becoming a Global Category Leader in oncology.

Your management team will keep you informed with any relevant updates, and I hope to have the opportunity to talk with many of you in person in the near future. I also hope to be able to share with you our plans for the integration of OSI into the Astellas Global Group very soon. In the meantime, to learn more about Astellas, who we are and what we do, please visit www.astellas.com or visit our YouTube channel at www.youtube.com/astellasus, where you can view our latest corporate video. Please also see the attached advertorial from the Financial Times that provides some background on Astellas.

I have also recorded a video message that has been posted on your internal portal today.

I sincerely look forward to welcoming you to Astellas group and working with you to achieve the vision we have set forth.

Yours sincerely,

Masafumi Nogimori

President and Chief Executive Officer

Astellas Pharma Inc.

Important additional information

This letter is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell OSI’s common stock. The tender offer (“Tender Offer”) is being made pursuant to a tender offer statement on Schedule TO (including the offer to purchase, letter of transmittal and other related tender offer materials) initially filed by Astellas Pharma Inc.

(“Astellas”) with the Securities and Exchange Commission (the “SEC”) on March 2, 2010. These materials, as they may be amended from time to time, contain important information, including the terms and conditions of the offer, that should be read carefully before any decision is made with respect to the Tender Offer. Investors and shareholders can obtain a free copy of these materials and other documents filed by Astellas with the SEC at the website maintained by the SEC at www.sec.gov. The Tender Offer materials may also be obtained for free by contacting the information agent for the tender offer, Georgeson Inc. at (212) 440-9800.

OSI Pharmaceuticals’ (“OSI”) stockholders should read the company’s solicitation/recommendation statement on schedule 14D-9, which was initially filed with the SEC on March 15, 2010, and any amendments or supplements thereto. The company’s solicitation/recommendation statement will set forth the reasons for the recommendation of the OSI’s board and related information. The solicitation/recommendation statement and other public filings made from time to time by OSI with the SEC are available without charge from the SEC’s website at www.sec.gov, at OSI’s website at www.osip.com or from OSI’s information agent, by calling 800-322-2885 toll free or (212) 929-5500 or by emailing osipharma@mackenziepartners.com.

Statement of Cautionary Factors

This document contains certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes’, ‘expects’, ‘anticipates’, ‘projects’, ‘intends’, ‘should’, ‘seeks’, ‘estimates’, ‘future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. Various factors may cause actual results to differ materially in the future from those reflected in forward-looking statements contained in this document, among others: (1) pricing and product initiatives of competitors; (2) legislative and regulatory developments and economic conditions; (3) delay or inability in obtaining regulatory approvals or bringing products to market; (4) fluctuations in currency exchange rates and general financial market conditions; (5) uncertainties in the discovery, development or marketing of new products or new uses of existing products, including without limitation negative results of clinical trials or research projects, unexpected side-effects of pipeline or marketed products; (6) increased government pricing pressures; (7) interruptions in production; (8) loss of or inability to obtain adequate protection for intellectual property rights; (9) litigation; (10) loss of key executives or other employees; and (11) adverse publicity and news coverage. The statement regarding earnings growth is not a profit forecast and should not be interpreted to mean that Astellas’ earnings or earnings per share for any current or future period will necessarily match or exceed the historical published earnings or earnings per share of Astellas.